Filed by Advanced Digital Information

Corporation Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Advanced Digital Information

Corporation

Commission File No.: 0-21103

May 2, 2006

CONFIDENTIAL

To:	All Team Members

From:	Peter van Oppen

Re:	Merger/Meeting Schedules

The attached press release announces the signing of a definitive agreement for Quantum Corporation to acquire ADIC. This is a momentous step for our Company, our customers and our Team Members. I want to take this opportunity to explain the news more fully and what it means for each of us.

Today’s announcement means that we are, together, creating a global storage leader with combined revenues in excess of $1.2 billion and more than 3000 people. ADIC’s sales and marketing team will nearly triple Quantum’s existing branded sales efforts. Quantum’s success in the low-end, high volume tape business will allow our customers access to lower cost tape drives while profits from DLT and LTO tape royalties will enhance resources available for new product development. The combined company will clearly benefit from our energized and growing software business as well as from the much-increased scale of our combined service business. Disk-based solutions are a critical and growing focus for both ADIC and Quantum with terrific near-term roadmaps, including de-duplication and mid-range virtual tape products. We expect the combination will have the increased resources and scale necessary to deliver comprehensive disk and tape solutions to our customers, to earn superior returns for shareholders and to provide opportunities for our people.

Quantum has offered $12.25 in cash or stock for a purchase price of approximately $770 million. They are making a big investment for our people, for our product line and for our expertise.

Though technically an acquisition, we describe this as a merger because ADIC people are expected to form such a crucial and continuing portion of the combined company. Our people will very likely play critical leadership roles in the new organization and we have good reason to be optimistic about this issue. When Quantum purchased the much smaller Certance tape business last year, many Certance people ended up holding key positions in the combined organization. Rick Belluzzo, Quantum’s CEO, has told me he wants our people and I believe him.

While many ADIC Team Members will have increased opportunities, there will clearly be some areas of redundancy in the combined organization. We will probably have significant eventual overlap in many administrative areas but decisions about who will perform those functions have yet to be made, and nothing is foreordained. It is interesting to realize that Quantum has only 45 people in their San Jose headquarters. Their 2400+ people are largely located in Costa Mesa and Irvine, CA, Colorado Springs and Boulder, CO as well as Penang, Malaysia—several of those sites were added when Quantum acquired other companies. They are used to being a “virtual” company so it would be a mistake to assume all administrative and overhead functions will migrate to San Jose. For example, their worldwide VP of Human Resources is located in Colorado Springs.

Despite all of the words, I realize ADIC folks may be uneasy about this agreement. In an effort to alleviate such concerns, we are working with Quantum to provide a special website on which you will find answers to questions about benefits, stock option effects, 401k effects, severance policies, etc.

In sum, Quantum is committed to providing benefit packages that are at least equivalent to our own. They even have a pet insurance plan. The transition website is expected to be up and running within ten days.

In addition, we are working together to develop a supplemental retention package designed to encourage Team Members to be patient through the process of integration. The agreement calls for up to $5 million in potential retention benefits in addition to our existing ADIC Bonus Plan, stock options and other incentives. These plans will be described on the transition website as soon as the details are completed. For those of you who chose to focus on severance protection, Quantum does plan to provide severance to any affected ADIC Team Member.

Completion of the transaction is expected to be 3-4 months from today, depending on the outcome of various regulatory and approval steps at the Securities and Exchange Commission, the Federal Trade Commission and the Department of Justice as well as other closing conditions. There will be a proxy statement mailed to all ADIC shareholders and a shareholder vote will be held at the completion of the regulatory approval steps. It could take longer than four months.

At the conclusion of the deal, all ADIC shareholders will have the option of receiving $12.25 in cash for each ADIC share or electing to receive 3.461 shares of Quantum stock for each ADIC share. The stock election is subject to pro-ration such that Quantum will issue no more than approximately 10% of the total merger consideration in Quantum stock. This means that, if everyone elects stock, approximately 90% of the total consideration would still be cash. If few people elect to take stock, those few could end up receiving the full 3.461 shares of Quantum stock and no cash.

We have planned Team Member meetings this afternoon in Redmond (2:00pm PT) and Denver (3:00pm MT) to provide further information on the deal. I will attend the Redmond meeting while Jon Gacek and Lisa Clarke will attend the Denver meeting. Team Members in Dallas and Minneapolis, as well our field sales and service Teams, are being contacted this afternoon through various teleconferences initiated by Bill Britts and John Chamberlain. Kevin Honeycutt is communicating with TM’s in Europe while Jeff Lebold will be speaking with our folks in Asia as soon as possible.

After everyone has had a bit more time to consider reactions, there will be another meeting in Denver tomorrow, Wednesday, at 1:30pm MT where I will be joined by Rick Belluzzo and both of us will be available for questions. All Team Members are welcome to dial-in to that meeting using telephone codes to be provided separately. Rick and I expect to be back in Redmond on Friday for a meeting with Redmond Team Members on an informal basis.

Finally, the deal is not done until completion of the approval and regulatory steps described above. In the meantime, we will continue to operate independently as ADIC. The law requires that we operate separately, and where we compete with Quantum, that we do so aggressively. We have built a great company and we must continue to be successful whether as an integrated part of a combined Quantum/ADIC, or as a separate ongoing enterprise.

Despite the emotions some of us may feel about this announcement, and I can assure you I have many strong emotions myself, there is no doubt that the best thing we can do right now is continue to do our jobs well. We have tremendous opportunities ahead. It will be easy to be distracted at this time but our individual and collective success requires us to continue delivering great solutions to our customers.

Thank you,

Peter

Investors and security holders are urged to read ADIC’s proxy statement and Quantum’s prospectus when they become available after filing with the Securities and Exchange Commission. These documents will contain important information. Investors and security holders will be able to obtain these documents and other documents filed by ADIC and Quantum free of charge at the SEC’s website at www.sec.gov. In addition, ADIC’s proxy statement may be obtained free of charge by contacting ADIC, PO Box 97057, Redmond, WA 98073-9757, Attention: Investor Relations.

Peter van Oppen | Chair and CEO | +1 (425) 895-3448 | peterv@adic.com | www.adic.com